Legal Department

February 23, 2012

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

Re:	Bank of America Corporation: Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011 (Commission File Number 1-6523)

Ladies and Gentlemen:

On behalf of Bank of America Corporation (“the Corporation”), I am transmitting via EDGAR the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”). The financial statements incorporated in the Form 10-K reflect the impact of the adoption of Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2011-02, Receivables (Topic 310), A Creditor's Determination of Whether a Restructuring Is a Troubles Debt Restructuring, ASU 2011-03, Transfers and Servicing (Topic 860), Reconsideration of Effective Control for Repurchase Agreements, and ASU 2011-08, Intangibles-Goodwill and Other (Topic 350), Testing Goodwill for Impairment. The financial statements do not reflect a change from the preceding year in any other accounting principles or practices, or in the method of applying any such principles or practices.

Should you have any questions on this filing, please do not hesitate to call the undersigned at 980.388.7449.

Very truly yours,

/s/ David B. Rich, III
David B. Rich, III
Associate General Counsel